JACKSON NATIONAL LIFE INSURANCE COMPANY
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500



May 24, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      Jackson National Separate Account - I
         File Nos. 333-70472 and 811-08664
         CIK No. 0000927730
         Accession No. 0000933691-02-000197

Dear Sir/Madam:

On May 24, 2002, the above referenced 497e filing was forwarded via Edgar. It has been determined that the 497e filing was filed by mistake and we are requesting withdrawal of the previously accepted 497e filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company

/s/ Susan S. Rhee

Susan S. Rhee
Associate General Counsel